
Invest in cityzenith

Market-leading Digital Twin company Cityzenith is raising an additional $5 million in a Regulation CF offering

Helping the company support its rapidly growing commercial pipeline and continue its expansion globally. This capital raise can be accessed via the Wefunder Crowdfunding Platform.

Background and Business Model

- 70% of the world's carbon emissions come from buildings, driving a multi trillion-dollar market for smart cities, infrastructure and energy resilient technologies that are going to enable the planet to transition to carbon neutrality. Construction and development projects are also often inefficient, over budget and delayed. Our Digital Twin AI technology platform, SmartWorldOS, massively reduces the cost of materials, labour, delays in completion as well as saving between 50-100% of carbon emissions on new or existing buildings or developments.

- The overall Smart Cities market was valued at USD 410.8 billion in 2020 and is set to grow to USD 820.7 billion by 2025 according to a Market and Markets report.

- The Digital Twin technology market is set to grow from last year's USD 3.1 billion to a forecast annual growth of 58% CAGR to USD 48.2 billion by 2026 according to Market and Markets report.

- Cityzenith has a unique product advantage—the company's SmartWorld flexible platform was designed to handle the demands of complex, urban-scale Digital Twins, enabling the company to successfully take on large projects of any scale anywhere in the world. Today, Cityzenith's SmartWorld Digital Twin platform aggregates more data and analytics tools than any other in the market serving the building, infrastructure, and energy industries globally.

- Cityzenith, Siemens, and Microsoft have been forecast to win big in this market growing 10-fold in 5 years to $48.2 billion. The Digital Twin market has been named in the top 5 high growth tech sectors for the next 5 years, as highlighted in these market reports. Cityzenith is named as an early market leader poised to win significant market share in this sector. The CEO and Founder has delivered 17x return to early investors in his last tech venture with Sequoia Capital.

- Cityzenith has secured significant recognition and commercial traction already in 2021 with $4.6 million in new contracts and $11 million in future sales pipeline. It has won numerous international awards over the last few years and has just been included in the World Economic Forums top 100 global innovators. It has also been featured regularly in media such as the FT, BBC, Forbes, Cities Today, Informed Infrastructure, Inc. Magazine, Market Insider, Morning Star, and many more besides. Find out more about our international Clean Cities – Clean Future initiative.

- Cityzenith sells enterprise-wide, scalable Digital Twin software solutions to major companies in the real estate, energy services, and infrastructure sectors, uniquely customized and white-labeled for re-sale to their customer networks worldwide. Contracts are large-scale, and include both recurring annual revenues from software licensing fees and supporting professional services fees.

Business and Pipeline

Major recent contract wins include:

- Lamina Tower contract in Saudi Arabia worth over $1 million USD. This is a breakthrough contract for a landmark building and location that highlights the fact that sophisticated real estate owners are getting smarter about Digital Twins, not just in the United States and Europe, but in the Middle East, Asia, and around the whole world.
- A smart basecamp project for a prominent US government agency.
- Cityzenith has signed a contract worth $4.6 million in 2021 with an energy services firm to deploy its Digital Twin technology across 6 renewable energy-powered new smart cities in the State of New Mexico. This is part of a much larger contract with this client to develop the Digital Twin platform for Agile Fractal Grid for hundreds of international cities over the next 5-10 years to manage electric power distribution and energy resources using our platform technology.
- New project in Battery Park City New York (approval awaited).
- New project in at the Brooklyn Navy Yard, New York (approval awaited).
- The Orlando Sports + Entertainment Smart District.
- Clientele includes Cushman & Wakefield, CBRE, Foster & Partners, W.S. Atkins, Amaravati Smart City, et al.

Cityzenith's traction over the last 12 months:

- Named as a Top Digital Twin provider by Informed Infrastructure magazine.
- In 2020, the company featured in over 1000 media organizations in relation to the Digital Twin market media, and was seen on CNN, CNBC, Bloomberg, and other major media outlets.
- Strong 2021 pipeline of $11 million including recurring revenue that builds over the next 2-3 years.

Capital

- Cityzenith has raised over $10 million since inception and is now launching this $5 million Regulation CF investment raise during 2021.
- In the first half of 2021 Cityzenith has raised over $3 million.
- Cityzenith signed the largest contract in the company's history with a major energy services program management firm to deploy its technology across 5 zero carbon smart cities with more in the pipeline. This has resulted in a 161% growth in share value since the start of 2021.
- The company has added over 5000 investors over the last 15 months and are now reaching out to the Wefunder investment community.

Management:

Founder and CEO, Michael Jansen is a respected industry leader:

- A graduate of the Yale and Cambridge Schools of Architecture
- 20 years developing fast-growth companies in Asia, Europe, and the United States. Having delivered 17x return on investment for early investors in his last venture.
- His last company raised $11 million from Sequoia Capital and grew from 10 to 450 employees in just four years.
- Building Design & Construction Magazine's '40 under 40' winner, World Smart Cities Award winner, Chicago Innovation Award winner, Realcomm Digie Award winner, and World Cities Summit Young Leaders award winner.
- Globally-acknowledged cities, buildings, and infrastructure expert and influencer, Michael has been featured on CNN, CNBC, the BBC and in numerous trade publications worldwide for more than two decades.



For more detailed investor relations contact us at investors@cityzenith.com